Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

2008 NOV -4 A 10:55

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	23 Octob[redacted]	*No of sheets:*	*1*

SUPPL

Current report 49/2008

08005711

The Management Board of KGHM Polska Miedź S.A. announces that, given the situation on the financial markets and the deteriorating environment surrounding the Company, including the significant decreases in copper prices, it has decided to undertake temporary actions aimed at a rapid decrease in costs and an increase in productivity.

Consequently, it has today been decided to realise a program to achieve savings and increase productivity, which will bring significant effects within a short period of time throughout the Company.

Simultaneously, work on projects to integrate the mines has been halted, as well as on organisational changes respecting metallurgy, which assumed the achievement of measurable effects over a time frame of two to four years. Nonetheless, all elements of the above projects which could possibly bring about rapid economic effects, shall be continued.

In addition, previously-begun programs aimed at reducing costs and increasing productivity in various operating areas of the Company and Group are being continued. One of these is the centralisation of purchasing throughout the Group, which it is cautiously expected will bring about savings in 2009 on the order of at least PLN 200 million.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539)

PROCESSED
NOV 07 2008
THOMSON REUTERS

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

11/5

END